EXHIBIT 99.1

Standard Lithium Adds Claudia D'orazio and Anca Rusu to the Board, Expanding Project Management, Financial and Human Resources Expertise

VANCOUVER, British Columbia, Jan. 17, 2023 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI) (FRA: S5L), a leading near-commercial lithium company, announces that two experienced energy executives, Claudia D'Orazio and Anca Rusu, have joined its Board as independent directors of the Company, effective immediately.

“We are pleased to welcome Claudia and Anca to Standard Lithium’s Board of Directors during such an important stage of growth for the Company,” said Robert Cross, Chairman of the Board. “Both are accomplished senior executives who bring decades of experience in the energy sector. Claudia’s technical and financial acumen and human resources expertise, coupled with Anca’s experience in project development and focus on safety and environmental excellence, will be of great value to Standard Lithium as we continue to progress towards commercialization.”

Claudia D’Orazio, CPA, is an accomplished senior executive with leadership experience across a range of industries, including oil and gas, energy, mining, public audit, and finance. She is currently the Vice President and Chief Human Resources & Technology Officer of Centerra Gold Inc., a publicly traded Canadian-based gold mining company. Prior to joining Centerra Gold, Ms. D’Orazio held several leadership roles with Pembina Pipeline Corporation from 2006 to 2020, ending as Vice President, Human Resources. She spent the first half of her career in public audit and finance at the Royal Bank of Canada, and KPMG LLP.

Ms. D’Orazio is currently a Board member of the Canadian Mineral Industry Education Foundation. She holds a Chartered Professional Accountant Designation and Bachelor of Commerce in Accounting and Management Information Systems from McGill University.

Anca Rusu is a strategic leader with over 20 years of experience directing global capital projects within the energy sector. She most recently served as the Special Advisor, Projects and Engineering for Royal Dutch Shell, where she supported the re-positioning of the global Projects organization to align with the company’s focus on the energy transition. Ms. Rusu joined Royal Dutch Shell in 2005 and has held a variety of leadership roles there, including Vice President, Safety and Environment Excellence and Vice President, Projects Shell Chemical Appalachia, where she led the construction of Shell’s major petrochemical plant in Pennsylvania. She began her career as an engineering, procurement, and construction contractor in her role as a project engineer.

Ms. Rusu currently serves on the National Board of the Project Management Association of Canada and as an Advisory Board member for Moss Lake Partners LP, a US-based midstream logistics start-up. She holds a Professional Engineer Designation in Ontario, Canada, an MBA from York University and a Bachelor of Science in Chemical and Mechanical Engineering from Politechnica University of Bucharest.

Standard Lithium CEO, Robert Mintak stated, “I am very pleased to welcome Anca and Claudia, two exceptional, independent directors to our Board. Both bring a wealth of knowledge and expertise across the energy, resource and finance sectors that will significantly strengthen and complement the current makeup of our Board.”

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company with a portfolio of projects in process. The Company’s flagship projects, the LANXESS Property Project and the South West Arkansas Project, are located in southern Arkansas near the Louisiana state line. The Company is focused on the evaluation and testing of commercial lithium extraction and purification from brine sourced from approximately 180,000 acres of unitized leases across these two projects. The Company operates a first-of-a-kind industrial-scale Direct Lithium Extraction (DLE) Demonstration Plant at the LANXESS Property Project. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. A Definitive Feasibility Study (DFS) and Front-End Engineering Study (FEED) for Phase 1A of the LANXESS Property Project commenced in September 2022. A Preliminary Feasibility Study (PFS) of the South West Arkansas Project commenced in May 2022. The Company is also pursuing the resource development of approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at https://www.standardlithium.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to plans at the LANXESS Property Project and the South West Arkansas Project, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

For further information contact:

LHA Investor Relations
David Barnard
+1 415-433-3777
standardlithium@lhai.com
info@standardlithium.com
Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/